Filed by Social Capital Suvretta Holdings Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Akili Interactive Labs, Inc.

Registration No.: 333-262706

Date: July 11, 2022

This filing relates to the proposed merger of Akili Interactive Labs, Inc., a Delaware corporation (“Target”), with Karibu Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Social Capital Suvretta Holdings Corp. I, a Cayman Islands exempted company limited by shares (“SPAC”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 26, 2022, by and among SPAC, Merger Sub and Target.

Akili Announces Public Company Board of Director Nominees

New and recent director nominees include industry trailblazers BJ Jones, Christine Lemke, Ken Ehlert and Chamath Palihapitiya

BOSTON, Mass. – July 11, 2022 – Akili Interactive (“Akili”), a leading digital medicine company pioneering the development of cognitive treatments through game-changing technologies, today announced the nominees for its future board of directors, effective upon the closing of Akili’s business combination with Social Capital Suvretta Holdings Corp. I (“SCS”) (Nasdaq: DNAA), subject to customary closing conditions. Shares of the new public company’s common stock are expected to trade on Nasdaq under the symbol “AKLI.”

Akili’s public company board of directors is expected to consist of seven directors, with several new and recent additions, including William (BJ) Jones, Chief Commercial Officer of Biohaven Pharmaceuticals; Christine Lemke, Co-Chief Executive Officer of Evidation Health; Ken Ehlert, former Chief Scientific Officer at UnitedHealth Group; and Chamath Palihapitiya, founder and CEO of Social Capital and Chairman and Managing Partner of SCS. Nominees also include existing Akili directors Bharatt Chowrira, Ph.D., J.D., Adam Gazzaley, M.D., Ph.D. and Eddie Martucci, Ph.D. These director nominees bring industry leadership and deep expertise in access and reimbursement, innovative go-to-market approaches and groundbreaking research that will guide Akili as the company enters its next phase of growth to commercialize digital therapeutics at scale.

Chamath Palihapitiya, incoming chair of Akili’s board of directors, said: “Akili is creating a new class of medicine that has the potential to fundamentally change how we think about cognitive health. As we forge this new path, it’s important to have a broad range of expertise, from pioneering leading-edge science to navigating our healthcare system to establishing new standards of patient care. The board and I look forward to supporting Eddie and his team as they bring their first product to market, and hopefully many more breakthrough therapeutics in the coming years.”

Eddie Martucci, co-founder and Chief Executive Officer of Akili, added: “We look forward to becoming a publicly-traded company through our merger with SCS and we are proud to nominate this impressive slate of life sciences and technology leaders to constitute Akili’s new public board and help guide our corporate and clinical strategy.”

Board Member Biographies

Chamath Palihapitiya (chair-elect) founded Social Capital in 2011 and has been its Managing Partner since its inception. Mr. Palihapitiya also serves as the Chief Executive Officer and the Chairman of the board of directors of DNAB, DNAC and DNAD. In addition, Mr. Palihapitiya currently serves as the Chief Executive Officer and the Chairman of the board of directors of each of Social Capital Hedosophia Holdings Corp. IV and Social Capital Hedosophia Holdings Corp. VI. Mr. Palihapitiya previously served as the Chief Executive Officer and the Chairman of the board of directors of Social Capital Hedosophia Holdings Corp. from May 2017 until the consummation of its business combination with Virgin Galactic in October 2019, and served as the Chairman of the board of directors of Virgin Galactic until February 2022. Mr. Palihapitiya also previously served as the Chief Executive Officer and the Chairman of the board of directors of Social Capital Hedosophia Holdings Corp. II until the consummation of its business combination with Opendoor Labs Inc. in December 2020 and as the Chief Executive Officer and the Chairman of the board of directors of Social Capital Hedosophia Holdings Corp. III until the consummation of its business combination with Clover Health Investments, Corp. in January 2021 and as the Chief Executive Officer and Chairman of the board of directors of Social Capital Hedosophia Holdings Corp. V until the consummation of its business combination with Social Finance, Inc. in May 2021. Mr. Palihapitiya also served as a director of Slack Technologies Inc. from April 2014 until October 2019. Prior to founding Social Capital in 2011, Mr. Palihapitiya served as Vice President of User Growth at Facebook, and is recognized as having been a major force in its launch and growth. Mr. Palihapitiya was responsible for overseeing Monetization Products and Facebook Platform. Prior to working for Facebook, Mr. Palihapitiya was a principal at the Mayfield Fund, one of the United States’ oldest venture firms, before which he headed the instant messaging division at AOL. Mr. Palihapitiya graduated from the University of Waterloo, Canada with a degree in electrical engineering.

William (“BJ”) Jones, Jr. has served as Chief Commercial Officer of Biohaven Pharmaceuticals Holding Company Ltd., a publicly traded biopharmaceutical company, where he has been responsible for building the company’s commercial capability and launching their first FDA-approved product (Nurtec ODT), since April 2019. Prior to Biohaven, from January 2016 to March 2019, Mr. Jones served as Vice President, Head of Sales and Commercial Operations for the general medicine business unit of Takeda Pharmaceutical Company Limited, a publicly traded pharmaceutical company. Mr. Jones holds a B.S. in human factors engineering from the United States Air Force Academy, an M.S. in industrial engineering from Texas A&M University and an MBA from the Stanford University Graduate School of Business.

Christine Lemke has served as a member of Akili’s board of directors since September 2021. Since March 2012, Ms. Lemke has been employed by Evidation Health, Inc., a real-world health measurement and engagement platform, where she currently serves as Co-Chief Executive Officer and Director. Since February 2016, she has also served as Co-Founder and General Partner of Ensemble Labs, GP, an investor in early stage health technology companies. Prior to Evidation Health and Ensemble Labs, Ms. Lemke was co-founder and Chief Operating Officer of Sense Networks, Inc., developers of the first machine learning platform for mobile phone activity data. Ms. Lemke holds a B.A. in business from the University of Washington and an MBA from HEC Paris.

Kenneth Ehlert has served as a member of Akili’s board of directors since December 2021. Previously, he held senior leadership positions at UnitedHealth Group, a publicly traded managed healthcare and insurance company, including most recently as Chief Scientific Officer from December 2017 to July 2021. From January 2009 until December 2017, Mr. Ehlert served as Chief Executive Officer of Savvysherpa Inc., a research and development firm. Mr. Ehlert holds a B.A. in economics and mathematics from Brigham Young University and an M.S. in applied economics from the University of Minnesota.

Bharatt Chowrira, Ph.D., J.D., has served as a member of Akili’s board of directors since June 2021 and previously served as a member of Akili’s board of directors from November 2017 until September 2019. Since February 2017, Dr. Chowrira has served as President and as a member of the board of directors of PureTech Health plc. Prior to joining PureTech Health, Dr. Chowrira served as President of Synlogic, Inc., a biopharmaceutical company focused on developing synthetic microbiome-based therapeutics. Dr. Chowrira also previously served as Chief Operating Officer of Auspex Pharmaceuticals Inc., a biotechnology company, and as President and Chief Executive Officer of Addex Therapeutics Ltd., a biotechnology company. Prior to that, Dr. Chowrira held various leadership roles at Nektar Therapeutics, Merck & Co., Sirna Therapeutics and Ribozyme Pharmaceuticals. Since September 2018, Dr. Chowrira has also served as a member of the board of directors of Vedanta Biosciences, Inc., a clinical stage company. He was previously on the boards of Vor Biopharma, Inc., a publicly-traded cell and genome engineering company, between August 2018 and June 2020, and Karuna Therapeutics, Inc., a publicly-traded biopharmaceutical company, from August 2017 to December 2019. Dr. Chowrira received a J.D. from the University of Denver’s Sturm College of Law, a Ph.D. in molecular biology from the University of Vermont College of Medicine, an M.S. in molecular biology from Illinois State University and a B.S. in microbiology from the UAS, Bangalore, India.

Adam Gazzaley, M.D., Ph.D., one of Akili’s co-founders, has served as a member of Akili’s board of directors since November 2014 and as Chief Science Advisor since January 2011. Dr. Gazzaley is the David Dolby Distinguished Professor of Neurology, Physiology and Psychiatry at the University of California, San Francisco (“UCSF”), and the Founder & Executive Director of Neuroscape at UCSF, where he has been employed since July 2005. Additionally, Dr. Gazzaley is co-founder and Chief Scientific Advisor of JAZZ Venture Partners LLC, a venture capital firm focused on technologies that improve human performance. Dr. Gazzaley has also been on the Board of Trustees of the California Academy of Sciences since May 2019, a Science Council Member there since August 2019, and a Science Fellow there since May 2020.

From January 2015 to January 2018, he served as a Science Board member of the President’s Council on Fitness, Sports & Nutrition. Dr. Gazzaley holds a B.S. in biochemistry from Binghamton University, and a Ph.D. in neuroscience and an M.D. from Mount Sinai School of Medicine. He completed his postdoctoral fellowship in neuroscience at Mount Sinai School of Medicine and his residency in neurology at the hospital of the University of Pennsylvania.

W. Edward (“Eddie”) Martucci, Ph.D., one of Akili’s co-founders, has served as Akili’s Chief Executive Officer and as a member of Akili’s board of directors since August 2015, including as Akili’s employee beginning in September 2017. From June 2009 to September 2017, Dr. Martucci was employed by PureTech Health PLC, a publicly traded biotherapeutics company, where he co-founded Akili in 2011 and served as Akili’s Chief Operating Officer from 2011 until August 2015. Since February 2017, he has served on the board of the Digital Therapeutics Alliance, a digital therapeutics industry advocacy organization. Dr. Martucci holds a B.S. in biochemistry from Providence College and a M.Phil. and Ph.D. in molecular biophysics and biochemistry from Yale University.

About Akili

Akili is pioneering the development of cognitive treatments through game-changing technologies. Our approach of leveraging technologies designed to directly target the brain establishes a new category of medicine – medicine that is validated through clinical trials like a drug or medical device but experienced like entertainment. Akili’s platform is powered by proprietary therapeutic engines designed to target cognitive impairment at its source in the brain, informed by decades of research and validated through rigorous clinical programs. Driven by Akili’s belief that effective medicine can also be fun and engaging, Akili’s products are delivered through captivating action video game experiences. For more information, please visit www.akiliinteractive.com.

Additional Information and Where to Find It

In connection with the proposed business combination transaction between SCS and Akili, SCS filed a registration statement on Form S-4 (as amended, the “Registration Statement”) with the SEC on February 14, 2022, which includes a preliminary prospectus and proxy statement of SCS, referred to as a proxy statement/prospectus. The Registration Statement has not yet become effective. When available, a final proxy statement/prospectus will be sent to all SCS shareholders. SCS will also file other documents regarding the proposed transaction with the SEC. SHAREHOLDERS OF SCS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCS (when available) through the website maintained by the SEC at http://www.sec.gov.

The documents filed by SCS with the SEC also may be obtained free of charge at SCS’s website at https://socialcapitalsuvrettaholdings.com/dnaa or upon written request to 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052.

Participants in the Solicitation

SCS and Akili and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCS’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between Akili and SCS are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. This press release may be deemed to be solicitation material in respect of the proposed transactions contemplated by the proposed business combination between Akili and SCS.

Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Akili and SCS. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions and include statements regarding the closing of the business combination, the composition of the post-business combination board of directors, and Akili’s expectations for the development and commercialization of digital therapeutics. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCS’s securities, (ii) the risk that the proposed transaction may not be completed by SCS’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCS, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the shareholders of SCS and the satisfaction of the minimum cash condition, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Akili’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Akili or diverts management’s attention from Akili’s ongoing business operations and potential difficulties in Akili employee retention as a result of the announcement and consummation of the proposed transaction, (ix) the outcome of any legal proceedings that may be instituted against Akili or against SCS related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCS’s securities on a national securities exchange, (xi) the price of SCS’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCS plans to operate or Akili operates, variations in operating performance across competitors, changes in laws and regulations affecting SCS’s or Akili’s business, and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Akili to successfully commercialize EndeavorRx® and continue to advance its clinical development pipeline, (xiv) the ability of Akili to maintain relationships with customers and suppliers and retain its management and key employees, (xv) the evolution of the markets in which Akili competes, (xvi) the ability of Akili to defend its intellectual property and satisfy regulatory requirements, (xvii) the costs related to the proposed transaction, (xviii) the impact of the COVID-19 pandemic on Akili’s business, (xix) Akili’s expectations regarding its market opportunities and (xx) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Akili operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCS’s registration on Form S-1 (File Nos. 333-256723 and 333-257543), SCS’s annual report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 24, 2022, SCS’s quarterly report on Form 10-Q for the period ended March 31, 2022 filed with the SEC on May 16, 2022, the Registration Statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by SCS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Akili and SCS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Akili nor SCS gives any assurance that either Akili or SCS, or the combined company, will achieve its expectations.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including inflammatory, fibrotic and immunological conditions, intractable cancers, lymphatic and gastrointestinal diseases and neurological and neuropsychological disorders, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders. This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, is comprised of 27 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization, as of the date of PureTech’s most recently filed Annual Report and corresponding Form 6-K. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on unique insights in immunology and drug development.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those statements that relate to Akili’s expectations regarding Akili’s merger with Social Capital Suvretta Holdings Corp. I (Nasdaq: DNAA) or matters related thereto, including the identities of its potential Board of Directors nominees, and Akili and PureTech’s future prospects, development plans, and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

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Source: PureTech Health plc